

August 2, 2012

<u>Via E-mail</u>
Michael B. Bartoszek
Chief Executive Officer
Laidlaw Energy Group, Inc.
90 John Street, 4th Floor
New York, NY 10038

      Re: Laidlaw Energy Group, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed July 31, 2012
              File No. 333-181044

Dear Mr. Bartoszek:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your disclosure that the selling stockholders will sell the shares of your common stock covered by the prospectus at a price between $0.0001 and $0.015. We further note your disclosure that this price range represents the price range of your common stock over the 52 weeks prior to the date of the prospectus. Please tell us the basis for this range. Specifically, please provide us with trading information for the 52-week period that supports the range. In this regard, we note that the OTC Markets website includes your common stock within its "Grey Market" OTC Market Tier. As a "Grey Market" stock, we understand that your common stock is not listed, traded or quoted on any U.S. stock exchange or the OTC Markets. In the alternative, please revise your prospectus to set a specific fixed price for the securities being offered for resale (i.e., a single dollar amount). Please make conforming revisions, as necessary, throughout the prospectus.

2. We note your disclosure in the third paragraph that your common stock trades from time to time on the OTC Markets and that on July 30, 2012, the last reported sale price for your common stock was $.0001 per share. We further note, however, that the OTC Markets website includes your common stock within its "Grey Market" OTC Market Tier. As a "Grey Market" stock, we understand that your common stock is not listed, traded or quoted on any U.S. stock exchange or the OTC Markets. Accordingly, please update your disclosure to clarify that your common stock cannot trade on the OTC Markets, even sporadically. Please make conforming revisions to your "Market for Our Common Stock" disclosure on page 14 and otherwise throughout the prospectus as necessary. In addition, please provide us with the basis for your disclosure concerning the price of your common stock on July 30, 2012.

3. We note your disclosure in the third paragraph that your common stock trades from time to time on the OTC Markets under the symbol LLEG.PK. Based on the OTC Markets website, it appears that the symbol has changed. Please update your disclosure accordingly and make conforming changes, as necessary, throughout the prospectus.

Risk Factors, page 5

Risks Related to Us and Our Common Shares, page 10

Trading of our shares was temporarily suspended and we do not have a Market Maker, page 10

4. Please revise your risk factor to disclose that the OTC Markets website includes your common stock within its "Grey Market" OTC Market Tier and, as a result, your common stock is not currently listed, traded or quoted on any U.S. stock exchange or the OTC Markets. In addition, please address the consequences resulting from your common stock's status as a "Grey Market" stock, including, but not limited to, the impact on shareholder liquidity.

Principal Stockholders, page 37

5. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Nature Energies, Inc. Please refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Michael B. Bartoszek
Laidlaw Energy Group, Inc.
August 2, 2012
Page 3

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director